UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Waku, Inc.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> September 21, 2017

Physical address of issuer
301 Forest Hills St. Apt. 1, Jamaica Plain, MA 02130

Website of issuer
https://livewaku.com

Current number of employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$147, 631	$41,493
Cash & Cash Equivalents	$365	$13,454
Accounts Receivable	$33,694	$3,371
Short-term Debt	$527,041	$542,914
Long-term Debt	$1,751,067	$1,029,220
Revenues/Sales	$237,514	$254,424
Cost of Goods/ Services Sold	$168,776	$155,648
Taxes Paid	$2,476	$1,140
Net Income	$(614,482)	$(714,858)


Form C-AR

January 30, 2024

Waku, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Waku, Inc., a Delaware corporation ("**Waku**," the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is January 30, 2024.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in the Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate." "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance, or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Waku, Inc. is a brand of ready-to-drink herbal teas. The Company was incorporated in Delaware on September 21, 2017. The Company's original name was Wanku, Inc., and its name was changed to Waku, Inc. on June 28, 2018.

The Company is located at 301 Forest Hills St. Apt. 1, Jamaica Plain, MA 02130.

The Company's website is https://livewaku.com.

Within the United States, the Company conducts business in Massachusetts and New York. The Company sells its offerings through the internet throughout the United States.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is subject to future risks brought on by unanticipated economic, social, and political events.

Consumer, corporate and financial confidence may be adversely affected by current or future tensions around the world (such as the current conflict between the Russian Federation and Ukraine), fear of terrorist activity and/or military conflicts, global health pandemics, localized or global financial crises, trade wars or other sources of political, social or economic unrest. Such erosion of confidence may lead to or extend a localized or global economic downturn. A climate of uncertainty may potentially reduce the accuracy of our financial projections and adversely impact the Company's financial performance. In addition, limited availability of credit for businesses in an uncertain environment or economic downturn may have an adverse effect on the economy generally and on the ability of the Company to execute its business strategies and to obtain credit to continue expanding and fund its ongoing business obligations.

The amount of capital the Company currently has may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds additional to those raised in past securities offerings. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets. We may also be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business and may result in an investor to lose all or a portion of their investment in the Company.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,500,000 shares of common stock, of which 10,013,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of

4

common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged. invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property. could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Juan Giraldo, our Co-Founder and Chief Executive Officer and Nicolas Estrella, our Co-Founder and Chief Marketing Officer. The Company has entered into employment agreements with Mr. Giraldo and Mr. Estrella. However, there can be no assurance that the Company will do so or that such individuals will continue to be employed by the Company for a particular period of time. The loss of Mr. Giraldo, Mr. Estrella, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial con on and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced, computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions. computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of such data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety. creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We derive virtually all of our revenues from ready-to-drink herbal teas, and certain actions by competitors in the ready-to-drink tea sector could adversely affect our business and operating results.

Our focus is in the ready-to-drink tea sector, and our business is vulnerable to adverse changes impacting the ready-to-drink tea sector and business, which could adversely impact our business and results of operations. Virtually all of our sales are derived from our ready-to-drink teas. Any decrease in the sales of our ready-to-drink teas could significantly adversely affect our future revenues and net income.

The increasing number of competitive products and limited amount of shelf space in retail stores may adversely impact our ability to gain or maintain our share of sales in the marketplace. In addition, certain actions of our competitors, including unsubstantiated and/or misleading claims, false advertising claims and tortious interference in our business, as well as competitors selling misbranded products, could impact our sales. Competitive pressures in the ready-to-drink tea category could impact our revenues, cause price erosion and/or lower market share, any of which could have a material adverse effect on our business and results of operations.

Criticism of our ready-to-drink tea products and/or criticism or a negative perception of ready-to-drink teas generally, could adversely affect our business.

An unfavorable report on the health effects of certain ingredients in our ready-to-drink teas, or ready-to-drink tea products generally, including product safety concerns, could have an adverse effect on our business, financial condition and results of operations. If reports, studies or articles critical of ready-to-drink teas are published in the future, they could adversely affect the demand for our products and subsequently our financial performance.

Increased competition in the beverage industry and changing retail landscape could hurt our business.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products, flavors, product positioning as well as promotion and marketing strategies. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers. many of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include the efficacy, taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique products, attractive and different packaging, branded product advertising and pricing. The success of our social media and other general marketing endeavors may impact our business, financial condition and results of operations. Our products compete with all liquid refreshments and in some cases with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers. We also compete with companies that are smaller or primarily national or local in operations. Due to competition in the beverage industry, there can be no assurance that we will not encounter difficulties in growing or maintaining our current revenues, market share or position in the beverage industry. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PERSENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Waku is a beverage brand that makes delicious and replenishing herbal teas with prebiotic powers and zero added sugar. All of our ingredients are ethically sourced from independent farmers in Ecuador.

Business Plan

The company generates 11% of our revenue from our direct-to-consumer channel, 12% from Amazon, and 77% from brick and mortar stores.

In 2023, we expanded through natural channel grocers (Whole Foods) and penetrated traditional grocery channels regionally in the Northeast (Shoprite, DeCicco, and Uncle Guiseppe's). We also expect to expand our product portfolio in 2024.

The Company's Products and/or Services

Product / Service	Description	Current Market
Waku Ready-to-Drink Prebiotic Herbal Teas	Deliciously replenishing herbal tea with prebiotic powers and no sugar in six different flavors.	Direct-to-Consumer (health conscious millennials, gut-challenged 45 to 60-year old women)

Competition

The tea industry is a massive industry in the United States, valued at $15 billion in 2023. However, the industry has not experienced a lot of innovation in the past 20 years. Legacy tea brands are loaded with sugars and empty carbohydrates, whereas consumers are demanding low sugar and function without compromising on taste. Waku addresses these consumer demands by bringing gut health functionality to the shelf, low sugar and using only high-quality, natural ingredients. The major competitors in the premium tea sector are: Pure Leaf House Collection, Honest Tea, and other functional/ niche brands such as GoldThread Herbs and Teaonic.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global brands. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are all important differentiating factors for our business.

Customer Base

We sell our products on a direct-to-consumer market. We reach a mature target audience of Boomers and Gen X (approx. 82%) as well as millennials (approx. 18%). 74% of our customers are female and 65% of them have some sort of digestive issue (bloating, indigestion, constipation, etc.). Such consumers live an active lifestyle but are not obsessed with fitness and diets.

Supply Chain

Waku's main vendor is Induloja Cia. LTDA If this vendor were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

Trademarks

Application or Registration #	Mark	Description	File Date	Grant Date	Country
5593798	W WAKU HEALTHY TRADITION	Trademark	November 28, 2017	August 14, 2018	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently not subject to any pending or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Juan Giraldo	Co-Founder and Chief Executive Officer	Chief Executive Officer, Waku (January 2018 to present) Responsible for leading Waku's team, setting overall vision and strategy for the Company, and managing key stakeholders.	Babson College (M.B.A., 2018) Universidad San Francisco de Quito (B.A. Business Administration 2012)
Nicolas Estrella	Co-Founder and Chief Marketing Officer	Chief Marketing Officer, Waku (May 2019 to present) Responsible for the Company's marketing and direct-to-consumer growth strategies.	Universidad San Francisco de Quito (B.A. Business Administration 2015) Centro Educativo Experimental Isaac Newton (B.S. Physics and Mathematical Sciences, 2010)

Biographical Information

Juan Giraldo

Juan is a serial entrepreneur and holds an MBA from Babson College, as well as a B.A. in Business from USFQ. Currently, Juan is the CEO & Co-Founder of his 4th company, Waku, a direct-to-consumer beverage brand of herbal teas that support a healthy gut. Waku uses only ethically sourced ingredients from the Andes mountains of Ecuador and supports the livelihoods of dozens of Ecuadorian small holder farmers.

Juan was previously the CEO of eServ S.A., an IT consulting and education company based in Ecuador and Peru, and the CEO and co-founder of eServ LATAM, a fast-growing online IT education company with customers in 10+ Latin American countries.

Juan is a World Economic Forum Global Shaper. He has lived and studied in Europe, North America and South America and is fluent in three languages, Spanish, English and French. He is passionate about music, entrepreneurship. management and high impact businesses.

Nicolas Estrella

Nico is an entrepreneur, former professional soccer player in Ecuador, and the Co-Founder and CMO of Waku, a beverage brand that's creating economic impact in the communities of farmers in the Andes Mountains of Ecuador.

Nico is a motivated, optimistic and determined leader with great problem-solving skills developed through a background on business and marketing education, and on the multiple startups he founded in the past. Nico is passionate about the power of entrepreneurship and how it can create immense impact in the world.

Jose Torres

Jose was a Co-Founder of Waku and was involved with the company during its ideation stage. Jose left Waku in 2017 to pursue an MBA degree. The separation was amicable, and while Jose has no current role with Waku, he remains an important part of the company's history.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,500,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount outstanding/Face Value	10,013,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Common Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	71.15%*

*Assumes the conversion of the below referenced convertible notes and warrants as described below. This percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Convertible Notes
Face Value	$395,382
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $3,000,000 Valuation Cap, 5/31/2022 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	9.38%*

*This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Notes
Face Value	$375,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap, 5/31/2022 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	6.67%*

*This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Notes
Face Value	$111,250
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $2,000,000 Valuation Cap, 12/31/2021 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	3.96%*

*This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Notes
Face Value	$23,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap, 12/31/2021 Maturity Date*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.41%**

* The Company is currently negotiating an extension of the maturity date with its investors.

**This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$88,741.02
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	20% Discount, $6,000,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	1.06%*

*This percentage calculation assumes conversion of these Crowd SAFEs only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Notes
Face Value	$458,700
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $6,000,000 Valuation Cap, 12/31/2023 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	5.44%*

*This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Warrant to Purchase Common Stock
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	30% discount to most recent Qualified Financing, 1/22/2026 Expiration Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	1.27%*

*This percentage calculation assumes conversion of this warrant only, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Note
Face Value	$85,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $8,000,000 Valuation Cap, 12/31/2028 Maturity Date*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.67%*

*This percentage calculation assumes conversion of these convertible notes only, using a pro-forma valuation of $8,000,000 for display purposes only. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type of debt	BIIF Line of Credit
Amount outstanding	$39,885.83 of $75,000
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	All assets of the Company
Other Material Terms	Paired with Warrant described above
Maturity Date	1/21/2022, renewable for up to five additional 1-year terms.

Type of debt	Amadeo Global Loan
Amount outstanding	$55,593.66
Interest Rate and Amortization Schedule	16.8% per annum
Description of Collateral	All assets of the Company
Other Material Terms	After the maturity date, if the loan cannot be paid in full, the Company will allocate and wire every day 15% of its daily revenue to pay fees, interests, and repay the principal of the loan.
Maturity Date	5/31/2024

Type of debt	Promissory Note-Rolando Campos
Amount outstanding	$450,000
Interest Rate and Amortization Schedule	18% per annum
Description of Collateral	None.
Other Material Terms	Interest paid monthly
Maturity Date	8/17/2024

Type of debt	Promissory Note-Boston Foundation, Inc.
Amount outstanding	$80,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None.
Other Material Terms	N/A
Maturity Date	5/30/2028

Type of debt	Promissory Note-Thiago Britto
Amount outstanding	$25,000
Interest Rate and Amortization Schedule	18% per annum
Description of Collateral	None.
Other Material Terms	Interest paid monthly
Maturity Date	9/13/2023

Type of debt	Promissory Note-Thiago Britto
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	18% per annum
Description of Collateral	None.
Other Material Terms	Interest paid monthly
Maturity Date	10/7/2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Juan Giraldo	3,133,500 shares of Common Stock	31.29%*

Nicolas Estrella	3,133,500 shares of Common Stock	31.29%*

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as <u>Exhibit A</u>. The financial statements attached hereto as <u>Exhibit A</u> have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Waku, Inc. (the "**Company**") was incorporated on September 21, 2017, under the laws of the State of Delaware, and is headquartered in Somerville, Massachusetts. The Company's original name was Wanku, Inc., and its name was changed to Waku, Inc. on June 28, 2018.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

As of November 30, 2023, the Company had an aggregate of $72,000 in cash and cash equivalents, leaving the Company with approximately six (6) months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$375,000	12	Working Capital & Marketing	Issued as a series between	Section 4(a)(2)

				11/11/2019 and 2/6/2020	
Convertible Notes	$111,250	6	Working Capital & Marketing	Issued as a series between 8/27/2020 and 10/24/2020	Section 4(a)(2)
Convertible Note	$23,000	1	Working Capital & Marketing	8/20/2020	Section 4(a)(2)
Warrant	$100,000	1	N/A	1/22/2021	Section 4(a)(2)
Convertible Notes	$458,700	8	Working Capital & Marketing	Issued as a series between 1/31/2022 to 11/3/2022	Section 4(a)(2)
Crowd SAFEs	$88,741.02	144	Marketing, Product Development & New Hires	4/30/2022	Section 4(a)(6)
Convertible Note	$85,000	1	Working Capital & Marketing	10/20/23	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In 2019, the Company carried a receivable from the Company's Co-founders, Juan Giraldo and Nicolas Estrella, for personal expenses. This receivable was paid in full in 2020. In 2021, the Company carried a payable to the Company's Co-founders, Juan Giraldo and Nicolas Estrella, for the Company's expenses. This payable was paid in full in 2022.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Juan Giraldo
_____
(Signature)

Juan Giraldo
_____
(Name)

Chief Executive Officer & Director
_____
(Title)

January 30, 2024
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Juan Giraldo
_____
(Signature)

Juan Giraldo
_____
(Name)

Chief Executive Officer & Director
_____
(Title)

January 30, 2024
_____
Date

EXHIBIT A

Financial Statements

I, Juan Giraldo, the CEO of Waku, Inc., hereby certify that:

      (1)   the accompanying financial statements of Waku, Inc. thereto for the period ending December 31, 2022 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Waku, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Waku, Inc. filed for the fiscal year ended December 31, 2022; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of January 30, 2024.

Juan Giraldo
_____
(Signature)

Name: Juan Giraldo

Title: Chief Executive Officer

Date: January 30, 2024

Waku Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 6849	92.41
First Republic - 6082	-14.99
PayPal Bank	288.37
Total Bank Accounts	**$365.79**
Accounts Receivable	**$33,694.11**
Other Current Assets	
Due from Shareholders	**1,000.00**
Inventory	
Inventory - Finished Goods	45,235.42
Inventory in transit	42,012.20
Total Inventory	**87,247.62**
Loan Intercompany	10,245.00
Other Receivable	14,281.00
Total Other Current Assets	**$112,773.62**
Total Current Assets	**$146,833.52**
Other Assets	
Investment In Wanku S.A.	798.00
Total Other Assets	**$798.00**
TOTAL ASSETS	**$147,631.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$35,588.67**
Credit Cards	**$17,628.25**
Other Current Liabilities	**$473,824.44**
Total Current Liabilities	**$527,041.36**
Long-Term Liabilities	**$1,751,067.22**
Total Liabilities	**$2,278,108.58**
Equity	
Additional Paid-in Capital	154,635.09
Common Stock	1,024.91
Retained Earnings	-1,672,751.83
Net Income	-613,385.23
Total Equity	**$ -2,130,477.06**
TOTAL LIABILITIES AND EQUITY	**$147,631.52**

Waku Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Amazon Discounts Given	-1,166.48
Sales	**237,514.00**
Total Income	**$236,347.52**
Cost of Goods Sold	**$168,776.64**
GROSS PROFIT	**$67,570.88**
Expenses	
Advertising & Marketing	**137,138.71**
Bank Charges	3,706.02
Insurance	**8,583.35**
Interest Expense	106,922.76
Legal & Professional Fees	**98,122.84**
Office Expense	**41,660.71**
Online Platform Fees	12,108.33
Payroll Expenses	**170,489.95**
Research and development	8,308.95
Sales Expense	**25,034.31**
Taxes & Licenses	2,476.46
Warehouse, Shipping & Freights	**99,922.80**
Total Expenses	**$714,475.19**
NET OPERATING INCOME	**$ -646,904.31**
Other Income	**$32,422.21**
NET OTHER INCOME	**$32,422.21**
NET INCOME	**$ -614,482.10**

Waku Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-627,712.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-31,323.08
Inventory		-49,610.90
Other receivables		-10,245.00
Accounts Payable		-23,888.10
Loan		-78,628.86
Accrued expenses		10,018.93
Net income provided by operations:	**-$**	**183,677.01**
Net cash provided by operating activities	**-$**	**811,389.86**
FINANCING ACTIVITIES		
Convertible Notes		721,847.50
Additional paid in capital		63,454.03
Net cash provided by financing activities	**$**	**785,301.53**
Net cash increase for period	**-$**	**26,088.33**
Cash at beginning of period		26,454.12
Cash at end of period	**$**	**365.79**

Tuesday, Jun 06, 2023 11:57:38 AM GMT-7